FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-14481

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELE LESTE CELLULAR HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Tele Leste Celular Participações S.A. Announces the Minutes of the Board of Directors’ Extraordinary Meeting” dated January 27, 2003.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
The Minutes of the Board of Director’s Extraordinary Meeting

January 27, 2003 (01 page)

For more information, please contact:

Charles E. Allen
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telebahiacelular.com.br

(São Paulo – Brazil), (January 27, 2003) TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) hereby informs the Minutes of the Board of Director’s Extraordinary Meeting held on December 10, 2002:

1. Date, Time and Venue of the Meeting: December 10, 2002, at 6:10 p.m., exceptionally, at Praia de Botafogo #501, 7th Floor, in the Capital of the State of Rio de Janeiro.

2. Meeting Board Composition: Felix Pablo Ivorra Cano – President of the Council and Evandro Luis Pippi Kruel – Secretary.

3. Installation: The meeting started with the presence of counselors that subscribe this minute and after it was verified that the quorum was in accordance to the Company’s By-laws.

4. Agenda and Deliberations:
4.1) The CVM Instruction #371/02 that regards the use of the accounting entry: “Deferred Fiscal Asset” to register the result of the temporary differences and fiscal losses, as well as the negative base of social contribution. As the mentioned subject was analyzed by the Fiscal Council and approved by the Management, the Board of Director’s approved the Technical Assessment that determines the constitution of the “Deferred Fiscal Asset” entry, in accordance with CVM Instruction #371/02.

5. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log.

Signatures:
Félix Pablo Ivorra Cano – President, and President of the Board of Directors
Fernando Xavier Ferreira, Vice-President of the Board of Directors
Marco Antonio de Freitas Pinheiro – Counselor
Counselors represented by Mr. Félix Pablo Ivorra Cano: Paulo Cesar Pereira Teixeira.
Evandro Luíz Pippi Kruel – Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELLULAR HOLDING COMPANY

Date:	January 27, 2003.	By:	/s/ CHARLES E. ALLEN
Name: Charles E. Allen Title: Investor Relations Director